Preliminary Cooperation Agreement

             The Preliminary Cooperation Agreement ("Agreement") set forth, as of September 30, 1998, agreements between ASPAC Communications, Inc., a Delaware incorporated company ("ASPAC") and Beijing Change Electronic Co., Ltd., a People's Republic of China incorporated company ("Beijing Change Electronic").

  WHEREAS, ASPAC agrees to enter into a Sino-foreign joint venture by itself or its wholly owned subsidiary and/or with participation of its strategic partner(s) ("Party A") with Beijing Change Electronic or its wholly owned subsidiary and/or its cooperation partner(s) ("Party B") to participate in the construction, development and profit sharing of a China nationwide internet service network.

             NOW THEREFORE, ASPAC and Beijing Change Electronic hereby agree as follows:

             1. ASPAC or its wholly owned subsidiary and/or its participating strategic partner(s), and Beijing Change Electronic or its wholly owned subsidiary and/or its cooperation partner(s) agree to form a Sino-foreign equity joint venture company (the "Company"), temporarily named as Beijing ASPAC Telecom, Inc.

             2. The total registered capital of the Company is US$10 million.

             3. Conditions for co-operation to be provided by Party A shall include:

             (a) Party A shall contribute capital equivalent to seven million dollars (US$ 7,000,000) to the Company towards registered capital, accounting for 70% of the total registered capital. The contributions by Party A shall be in cash or tangible assets approved by the Two Parties.

             (b) Party A shall provide to the Company engineering support and assistance for the network's construction.

             (c) Party A shall be responsible for raising additional funding required by this Project in the international market if such funding cannot be obtained locally. The additional funding shall be injected in the form of loans with terms and conditions to be agreed by the two parties and interest to be reviewed annually and paid by the Company.

             Conditions concerning Party B's investment and co-operation shall include:

             (a) Party B shall contribute three million dollars
  (US$ 3,000,000) to the Company towards registered capital, accounting for 30% of the total registered capital. The contributions by Party B shall be in US Dollars in cash or other tangible assets approved by the Two Parties.

             (b) Party B is responsible in obtaining and processing for the Company all necessary approvals, licenses, and other legal procedures related to the Project in PRC.

             4. Equities and profits of the Company shall be distributed in percentage as follows:

  PRELIMINARY COOPERATION AGREEMENT             PAGE NUMBER
                Party A:    70%               Party B:    30%

                5.  The Company's scope of business is:

                (a) to invest in, construct, service and maintain a nationwide Internet network in the PRC to provide the following services: access to the World Wide Web, electronic mail transfer, business and individual web pages, search engines, news and updates, on-line shopping, and other services as customarily available by Internet service providers. The Company expects to admit up to 5 million customers into the Internet network in 7 years.

                (b) to invest in other telecommunication projects when opportunity rises.

                (c) to research, develop and manufacture telecom equipment when opportunity rises.

                6. The Board of Directors (the "Board") of the Company will consists of five members, of which three members, the Chairman of the Board (the Legal Representative), the Managing Director and a Director will be nominated by ASPAC with the remaining two members, Vice Chairman of the Board and a Director to be nominated by Beijing Change Electronic. The responsibility of the Board of Directors will be specified in the Articles of the Company.

                7.  The General Manager of the Company is
  responsible for the operation and will report to the Board of Directors. Beijing Change Electronic will nominate the General Manager subject to the approval of the Board. ASPAC will nominate the Vice General Manager and Controller subject to the approval of the Board.

                8. The Company will finance necessary investment primarily with local banks and other local sources. ASPAC will be responsible for additional financing in the international market if necessary.

                9.  Duration of the Joint Venture is 30 years.

                The two parties commit to sign further
  supplementary agreement(s) to complete and finalize all details and further discussions of the Joint Venture in addition to this Preliminary Agreement. Each of the Preliminary and Supplementary agreements shall be deemed an original, all of which together shall constitute one and the same instrument.

                This Preliminary Agreement is effective upon signatures of both parties. In case disputes cannot be settled among the two parties, such disputes shall be submitted to an arbitration committee agreed by both parties.

                This Preliminary Agreement has four sets of original copies with two sets to be held by each party.

   ASPAC Communications, Inc.   Beijing Chang Electronic Co, Ltd.

  __________________________    __________________________________
  Marc F. Mayeres                             Wang Lei
  President                                  President

  Date:                                       Date: